Mail Stop 4-6

								March 10, 2005


Shimon Citron
Chief Executive Officer
Zone 4 Play, Inc.
103 Foulk Road
Wilmington, DE  19803

	Re:    	Zone 4 Play, Inc.
		Registration Statement on Form SB-2
		Filed on February 11, 2005
		File No. 333-122727

Dear Mr. Citron:

      We have limited our review of the above-referenced Form SB-2 registration statement of Zone 4 Play, Inc. to the selling shareholder table and the financial statements and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Update the financial statements pursuant to Rule 310(g) of Regulation S-B prior to effectiveness.
2. Executive Compensation should be provided through fiscal year 2004. See Corporation Finance Telephone Interp. J. 8B.
3. It appears that First New York Securities is a registered broker-
dealer. Revise to disclose that the shareholder is a registered broker-dealer and state whether the shares were received as compensation for investment banking services or as investment shares.
If the shares were purchased as investment shares, First New York Securities must be named in the prospectus as an underwriter. Please advise.
4. We note that Punk, Ziegel & Company, L.P., will be selling
78,200
shares of common stock issuable upon exercise of some warrants of which 53,200 relate to compensation for investment banking services.
Please advise as to the source of the other 25,000 shares.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 942-1861. If you need further assistance, you may contact me at (202) 942-1800.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  617-338-2880
      Howard E. Berkenblit, Esq.
      Z.A.G./S&W LLP
      One Post Office Square
      Boston, MA  02109